STATEMENT OF INVESTMENTS

Dreyfus Basic California Municipal Money Market Fund

March 31, 2006 (Unaudited)

Short-Term Investments--97.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--95.9%				
Alameda County Industrial Development Authority, Industrial Revenue (United Manufacturing Project) (LOC; Wells Fargo Bank)	3.18	4/7/06	1,000,000 a	1,000,000
Alameda County Redevelopment Agency, Tax Allocation Revenue (Eden Area Redevelopment Project) (Insured; MBIA)	3.98	8/1/06	135,000	135,313
Big Bear Lake, Industrial Revenue (Southwest Gas Corporation Project) (LOC; KBC Bank)	3.20	4/7/06	5,400,000 a	5,400,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank PLC, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.37	5/2/06	3,000,000	3,000,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank PLC, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.32	5/5/06	1,000,000	1,000,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank PLC, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.32	5/8/06	1,000,000	1,000,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.32	5/10/06	1,000,000	1,000,000
California, GO Notes	5.00	6/1/06	295,000	295,876
California, GO Notes	4.50	9/1/06	400,000	401,874
California, GO Notes	6.16	9/1/06	100,000	101,252
California, GO Notes	4.86	10/1/06	360,000	362,902
California,				

GO Notes	6.60	3/1/07	140,000	144,266
California,				
GO Notes (Insured; MBIA)	5.37	4/1/06	310,000	310,000
California,				
RAN	4.50	6/30/06	3,970,000	3,983,197
California Department of Water				
Resources, Power Supply				
Revenue (LOC: The Bank of New				
York and California State				
Teachers Retirement)	3.15	4/1/06	6,700,000 [a]	6,700,000
California Pollution Control				
Financing Authority, PCR				
(Pacific Gas and Electric				
Corp.) (LOC; JPMorgan Chase				
Bank)	3.15	4/1/06	9,765,000 [a]	9,765,000
California Pollution Control				
Financing Authority, SWDR				
(Marborg Industries Project)				
(LOC; Wachovia Bank)	3.22	4/7/06	2,235,000 [a]	2,235,000
California Pollution Control				
Financing Authority, SWDR				
(Marborg Industries Project)				
(LOC; Wachovia Bank)	3.22	4/7/06	1,500,000 [a]	1,500,000
California School Cash Reserve				
Program Authority, Revenue				
(Pool Program) (Insured; AMBAC)	3.97	7/6/06	650,000	651,514
California Statewide Communities				
Development Authority,				
Multifamily Revenue (Varenna				
Assisted Living Project) (LOC;				
HSH Nordbank)	3.23	4/7/06	1,000,000 [a]	1,000,000
California Statewide Communities				
Development Authority, Private				
Schools Revenue (Saint Mary				
and All Angels School) (LOC;				
Allied Irish Bank)	3.18	4/7/06	1,300,000 [a]	1,300,000
California Statewide Communities				
Development Authority, Revenue				
(Kaiser Permanente)	3.17	4/7/06	3,200,000 [a]	3,200,000
California Statewide Communities				
Development Authority, SWDR				
(Chevron USA Inc. Project)	3.17	4/7/06	500,000 [a]	500,000
Charter MacFloater Certificates				
Trust I (Insured; MBIA and				
LOC: Bank of America,				
Bayerische Landesbank, Dexia				
Credit Locale, KBC Bank,				
Landesbank Baden-Wuerttemberg,				
Lloyds TSB Bank PLC and State				
Street Bank and Trust Co.)	3.20	4/7/06	4,000,000 [a,b]	4,000,000
Corona Community Facilities				
District, Special Tax				
Refunding (Insured; MBIA)	4.55	9/1/06	120,000	120,811
El Monte School District,				

GO Notes (Insured; FGIC)	3.88	5/1/06	200,000	200,071
Fremont Union High School District, TAN	3.95	7/6/06	2,500,000	2,509,099
Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue (Liquidity Facility; Merrill Lynch)	3.23	4/7/06	1,160,000 a,b	1,160,000
Golden Valley Unified School District, GO Notes, Refunding (Insured; FSA)	2.98	8/1/06	115,000	115,000
Kern High School District, GO Notes (Insured; FSA)	3.98	8/1/06	200,000	200,654
Long Beach, Harbor Revenue, Refunding (Insured; FGIC)	5.46	5/15/06	400,000	401,045
Los Angeles, Wastewater System Revenue, Refunding (Insured; FGIC and Liquidity Facility; FGIC)	3.16	4/7/06	3,000,000 a	3,000,000
Los Angeles Harbor Department, Revenue, Refunding (Insured; AMBAC)	5.47	8/1/06	120,000	120,850
Los Angeles Harbor Department, Revenue, Refunding (Insured; MBIA)	3.48	8/1/06	405,000	405,658
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Calko Steel Incorporated Project) (LOC; Comerica Bank)	3.24	4/7/06	2,345,000 a	2,345,000
North Orange County, Regional Occupational Program, COP (Educational Center Funding Program) (Insured; Assured Guaranty and Liquidity Facility; Dexia Credit Locale)	3.16	4/7/06	3,000,000 a	3,000,000
Oakland, COP (Capital Equipment Project) (LOC; Landesbank Hessen Thueringen Girozentrale)	3.17	4/7/06	2,400,000 a	2,400,000
Riverside County Housing Authority, MFHR (Mountain View Apartments) (LOC: FHLB and Redlands Federal Savings and Loans)	3.16	4/7/06	650,000 a	650,000
Sacramento County, TRAN	4.00	7/10/06	640,000	641,392
Salinas Valley Solid Waste Authority, RRR (Insured; AMBAC)	4.97	8/1/06	500,000	503,268
San Diego County Regional Transportation Commission, Sales Tax Revenue (Insured; AMBAC)	5.31	4/1/06	175,000	175,268

San Francisco City and County, GO (Branch Library Facilities Improvement) (Insured; MBIA)	3.90	6/15/06	100,000	100,092
Santa Clara County Financing Authority, LR (Multiple Facilities Project) (Insured; AMBAC)	5.41	5/15/06	250,000	250,576
Southern California Public Power Authority, Power Revenue, Refunding (Palo Verde Project) (Insured; AMBAC)	5.42	7/1/06	100,000	100,573
Stockton Community Facilities District, Special Tax Revenue (Arch Road East Community Facilities District Number 99-02) (LOC; Wells Fargo Bank)	3.16	4/7/06	1,000,000 a	1,000,000
Union, MFHR (Mission Sierra) (Insured; FNMA)	3.14	4/7/06	1,200,000 a	1,200,000
University of California, College and University Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Finance Inc.)	3.23	4/7/06	1,000,000 a,b	1,000,000
University of California, Revenue	5.05	5/15/06	350,000	350,755
University of California, Revenue (University of California Medical Center) (Insured; AMBAC)	9.59	7/1/06	150,000	152,361
Vallejo, Water Revenue, COP (LOC; KBC Bank)	3.23	4/7/06	2,000,000 a	2,000,000
Walnut Energy Center Authority, Water and Sewer Revenue, CP (Turlock Irrigation District) (LOC; State Street Bank and Trust Co.)	3.15	5/24/06	1,000,000	1,000,000
West Covina Public Financing Authority, LR, Refunding (Public Facilities Project) (LOC; California State Teachers Retirement)	3.18	4/7/06	2,735,000 a	2,735,000

U.S. Related--1.7%

Puerto Rico Commonwealth, GO (Public Improvement) (Insured; XLCA)	4.80	7/1/06	200,000	200,710
Puerto Rico Commonwealth Aqueduct and Sewer Authority (Insured; MBIA)	5.96	7/1/06	210,000	211,393
Puerto Rico Electric Power Authority, Power Revenue, Refunding (Insured; MBIA)	4.80	7/1/06	115,000	115,408

Puerto Rico Electric Power Authority, Power Revenue, Refunding (Insured; MBIA)	6.24	7/1/06	150,000	151,081
Puerto Rico Electric Power Authority, Power Revenue, Refunding (Insured; XCLA)	3.98	7/1/06	120,000	120,293
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; MBIA)	4.80	7/1/06	100,000	100,358
Puerto Rico Municipal Finance Agency, GO (Insured; FSA)	5.13	8/1/06	100,000	100,563
Puerto Rico Public Buildings Authority, Public Education and Health Facilities, Refunding (Insured; FSA)	5.46	7/1/06	390,000	392,107

Total Investments (cost $78,215,580)	**97.6%**	**78,215,580**
Cash and Receivables (Net)	**2.4%**	**1,939,676**
Net Assets	**100.0%**	**80,155,256**

a   Securities payable on demand. Variable interest rate--subject to periodic change

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $6,160,000 or 7.7% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environment Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes

TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

STATEMENT OF INVESTMENTS

Dreyfus Basic Massachusetts Municipal Money Market Fund

March 31, 2006 (Unaudited)

Short-Term Investments--103.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Massachusetts				
Arlington,				
GO Notes, BAN	3.70	7/20/06	3,000,000	3,009,682
Canton Housing Authority,				
MFHR, Refunding (Canton				
Arboretum Apartments)				
(Insured; FNMA)	3.17	4/7/06	6,665,000 a	6,665,000
Dennis-Yarmouth Regional School				
District, GO Notes, BAN	3.19	11/15/06	3,500,000	3,524,377
Easton,				
GO Notes, BAN	3.47	6/9/06	6,000,000	6,002,584
Massachusetts,				
GO (Central Artery/Ted				
Williams Tunnel Infrastructure				
Loan Act of 2000) (Liquidity				
Facility; State Street Bank				
and Trust Co.)	3.18	4/1/06	900,000 a	900,000
Massachusetts,				
GO, Refunding (Liquidity				
Facility; Landesbank				
Hessen-Thuringen Girozentrale)	3.20	4/7/06	7,200,000 a	7,200,000
Massachusetts Bay Transportation				
Authority, General				
Transportation Systems, GO				
Notes (Liquidity Facility;				
Westdeutsche Landesbank)	3.14	4/7/06	6,000,000 a	6,000,000
Massachusetts Development Finance				
Agency, Private Schools				
Revenue (Dexter School				
Project) (Insured; MBIA and				
Liquidity Facility; Wachovia				
Bank)	3.19	4/7/06	1,000,000 a	1,000,000
Massachusetts Development Finance				
Agency, Private Schools				
Revenue (Meadowbrook School)				
(LOC; Allied Irish Banks)	3.17	4/7/06	1,500,000 a	1,500,000
Massachusetts Development Finance				
Agency, Private Schools				
Revenue (Worcester Academy)				
(LOC; Allied Irish Banks)	3.19	4/7/06	3,000,000 a	3,000,000
Massachusetts Development Finance				
Agency, Revenue (WGBH				
Educational Foundation Issue)				
(Insured; AMBAC and Liquidity				
Facility; Royal Bank of Canada)	3.19	4/7/06	5,000,000 a	5,000,000
Massachusetts Development Finance				
Agency, SWDR (Newark Group				

Project) (LOC; JPMorgan Chase Bank)	3.21	4/7/06	1,000,000 a	1,000,000
Massachusetts Health and Educational Facilities Authority, College and University Revenue (Boston University) (LOC; State Street Bank and Trust Co.)	3.12	4/7/06	2,700,000 a	2,700,000
Massachusetts Health and Educational Facilities Authority, College and University Revenue (Emmanuel College Issue) (LOC; Allied Irish Banks)	3.18	4/7/06	4,900,000 a	4,900,000
Massachusetts Health and Educational Facilities Authority, College and University Revenue (Harvard University)	3.02	4/7/06	5,000,000 a	5,000,000
Massachusetts Health and Educational Facilities Authority, College and University Revenue (University of Massachusetts) (LOC; Dexia Credit Locale)	3.13	4/7/06	4,650,000 a	4,650,000
Massachusetts Health and Educational Facilities Authority, College and University Revenue (Williams College)	3.11	4/7/06	6,000,000 a	6,000,000
Massachusetts Health and Educational Facilities Authority, Health Care Facilities Revenue (Fairview Extended Credit Services) (LOC; Bank of America)	3.16	4/7/06	1,895,000 a	1,895,000
Massachusetts Health and Educational Facilities Authority, Health Care Facilities Revenue (Hallmark Health Systems) (Insured; FSA and Liquidity Facility; Bank of America)	3.16	4/7/06	2,800,000 a	2,800,000
Massachusetts Health and Educational Facilities Authority, Health Care Facilities Revenue (Partners Healthcare Systems) (Insured; FSA and Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	3.17	4/7/06	4,700,000 a	4,700,000
Massachusetts Health and Educational Facilities				

Authority, Health Care Facilities Revenue (Partners Healthcare Systems) (Insured; FSA and Liquidity Facility: Bayerische Landesbank and JPMorgan Chase Bank)	3.18	4/7/06	2,000,000 [a]	2,000,000
Massachusetts Health and Educational Facilities Authority, College and University Revenue (Wellesley College Issue)	3.18	4/7/06	4,875,000 [a]	4,875,000
Massachusetts Health and Educational Facilities Authority, Revenue (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.20	4/7/06	5,395,000 [a]	5,395,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	3.15	4/1/06	5,925,000 [a]	5,925,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	3.17	4/1/06	3,800,000 [a]	3,800,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Citizens Bank of Massachusetts)	3.14	4/7/06	7,500,000 [a]	7,500,000
Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Royal Bank of Scotland)	3.14	4/7/06	4,720,000 [a]	4,720,000
Massachusetts Health and Educational Facilities Authority, Revenue (Peabody Essex Museum Issue) (LOC; Royal Bank of Scotland)	3.16	4/7/06	6,100,000 [a]	6,100,000
Massachusetts Housing Finance Agency, Housing Revenue (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.14	4/7/06	1,200,000 [a]	1,200,000
Massachusetts Industrial Finance Agency, College and University Revenue (Milton Academy) (Insured; MBIA and Liquidity				

Facility; Bank of America)	3.16	4/7/06	500,000 a	500,000
Massachusetts Industrial Finance				
Agency, Health Care Facilities				
Revenue (Orchard Cove Inc.)				
(LOC; Bank of America)	3.17	4/7/06	2,000,000 a	2,000,000
Massachusetts Port Authority,				
Revenue, CP (Liquidity				
Facility; Westdeutshe				
Landesbank)	3.15	5/11/06	10,000,000	10,000,000
Massachusetts Water Resources				
Authority, Multi-Modal Subordinated				
General Revenue (LOC; Landesbank				
Hessen-Thuringen Girozentrale)	3.09	4/7/06	1,800,000 a	1,800,000
Massachusetts Water Resources				
Authority, Multi-Modal Subordinated				
General Revenue, Refunding				
(Insured; FGIC and Liquidity				
Facility; Bayeriche Landesbank)	3.17	4/7/06	4,200,000 a	4,200,000
Massachusetts Water Resources				
Authority, Multi-Modal Subordinated				
General Revenue, Refunding				
(LOC; Landesbank Hessen-Thuringen				
Girozentrale)	3.14	4/1/06	1,800,000 a	1,800,000
Massachussetts Water Resources				
Authority, Multi-Modal Subordinated				
General Revenue, Refunding				
(Insured; FGIC and Liquidity				
Facility; Dexia Credit Locale)	3.17	4/7/06	1,500,000 a	1,500,000
Woburn,				
GO Notes, BAN	3.70	10/6/06	2,000,000	2,006,993

Total Investments (cost $142,768,636)	**103.5%**	**142,768,636**
Liabilities, Less Cash and Receivables	**(3.5%)**	**(4,786,200)**
Net Assets	**100.0%**	**137,982,436**

a   Securities payable on demand. Variable interest rate--subject to periodic change

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environment Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation

FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

STATEMENT OF INVESTMENTS

Dreyfus Basic New York Municipal Money Market Fund

March 31, 2006 (Unaudited)

Short-Term Investments--100.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--99.0%				
Albany Housing Authority,				
Revenue (Nutgrove Garden				
Apartments Project) (LOC;				
Citizens Bank of Massachusetts)	3.29	4/7/06	1,600,000 a	1,600,000
Aurora,				
GO Notes, BAN	3.96	7/25/06	2,242,100	2,248,668
Buffalo Sewer Authority,				
Revenue (Insured; FSA)	3.94	7/1/06	1,095,000	1,097,146
Clinton County,				
GO Notes, BAN	3.72	7/20/06	2,300,000	2,300,593
Great Neck North Water Authority,				
Water System Revenue (Insured;				
FGIC and Liquidity Facility;				
State Street Bank and Trust				
Co.)	3.16	4/7/06	6,400,000 a	6,400,000
Lindenhurst Union Free School				
District, GO Notes, TAN	3.50	6/22/06	5,000,000	5,001,491
Liverpool Central School District,				
GO Notes, RAN	3.68	7/7/06	2,200,000	2,200,778
Monroe County Industrial				
Development Agency, Civic				
Facility Revenue (YMCA of				
Greater Rochester Project)				
(LOC; M&T Bank)	3.22	4/7/06	2,500,000 a	2,500,000
Mount Sinai Union Free School				
District, GO Notes, TAN	3.92	6/23/06	4,700,000	4,704,180
Nassau County Industrial				
Development Agency, Civic				
Facility Revenue (North Shore				
Hebrew Academy Project) (LOC;				
Comercia Bank)	3.20	4/7/06	4,850,000 a	4,850,000
New York City,				
GO Notes (LOC; Bayerische				
Landesbank)	3.15	4/7/06	5,505,000 a	5,505,000
New York City,				
GO Notes (LOC; HSBC Bank USA)	3.17	4/7/06	10,000,000 a	10,000,000
New York City Housing Development				
Corporation, MFMR (2 Gold				
Street) (LOC; Bank of America)	3.19	4/7/06	8,610,000 a	8,610,000
New York City Housing Development				
Corporation, Multi-Family				
Rental Housing Revenue (West				
89th Street Development)				
(Insured; FNMA)	3.18	4/7/06	13,000,000 a	13,000,000
New York City Municipal Water				
Finance Authority, Water and				
Sewer System Revenue				

(Liquidity Facility; Dexia Credit Locale)	3.17	4/7/06	12,000,000 a	12,000,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue, CP (Liquidity Facility: Dexia Credit Locale and JPMorgan Chase Bank)	3.12	4/13/06	5,000,000	5,000,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.15	4/7/06	13,500,000 a	13,500,000
New York Counties Tobacco Trust III, Tobacco Settlement Revenue (Liquidity Facility; Merrill Lynch)	3.23	4/7/06	17,605,000 a,b	17,605,000
New York State Dormitory Authority, Revenue (North Shore-Long Island Jewish) (LOC; Citibank N.A.)	3.15	4/7/06	9,000,000 a	9,000,000
New York State Dormitory Authority, Revenue (Oxford University Press Inc.) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.20	4/1/06	2,325,000 a	2,325,000
New York State Energy Research and Development Authority, Revenue (Consolidated Edison Company) (LOC; Citibank N.A.)	3.19	4/7/06	9,700,000 a	9,700,000
New York State Housing Finance Agency, Revenue (Historic Front Street) (LOC; The Bank of New York)	3.16	4/7/06	5,000,000 a	5,000,000
New York State Housing Finance Agency, Revenue (Hospital for Special Surgery Staff Housing) (LOC; JPMorgan Chase Bank)	3.14	4/7/06	4,300,000 a	4,300,000
New York State Housing Finance Agency, Revenue (Rip Van Winkle House) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.22	4/7/06	4,700,000 a	4,700,000
New York State Housing Finance Agency, Revenue (Worth Street) (LOC; FNMA)	3.18	4/7/06	12,000,000 a	12,000,000
New York State Local Government Assistance Corporation, Revenue (LOC; Societe Generale)	3.12	4/7/06	400,000 a	400,000
New York State Power Authority, Electric Revenue, CP (Liquidity Facility; Bank of Nova Scotia, Landesbank Badden-Wurttemburg, JPMorgan Chase Bank, State Street Bank				

and Trust Co., The Bank of New York and Wachovia Bank)	3.32	5/1/06	8,000,000	8,000,000
Newburgh Industrial Development Agency, Civic Facility Revenue (Community Development Properties Dubois II, Inc. Project) (LOC; Key Bank)	3.19	4/7/06	2,500,000 a	2,500,000
Northport-East Northport Union Free School District, GO Notes, TAN	3.95	6/30/06	3,000,000	3,002,760
Onondaga County Industrial Development Agency, Civic Facility Revenue (Onondaga Community College Housing Development Corporation Project) (LOC; Citizens Bank of Massachusetts)	3.19	4/7/06	3,825,000 a	3,825,000
Orange County Industrial Development Agency, Civic Facility Revenue (Horton Medical Center Project) (Insured; FSA and Liquidity Facility; Bank of America)	3.15	4/7/06	9,100,000 a	9,100,000
Plainview Old Bethpage Central School District, GO Notes, TAN	3.94	6/30/06	9,400,000	9,426,610
Port Authority of New York and New Jersey, Transportation Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Gironzentrale)	3.20	7/12/06	4,000,000	4,000,000
Port Authority of New York and New Jersey, Transportation Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.22	6/23/06	1,000,000	1,000,000
Port Authority of New York and New Jersey, Transportation Revenue, CP (Liquidity Facility; Landesbank-Hessen-Thuringen Girozentrale)	3.23	7/13/06	3,000,000	3,000,000
Port Authority of New York and New Jersey, Transportation Revenue, CP (Liquidity Facility: Bank of Nova Scotia, Lloyds TSB Bank PLC and JPMorgan Chase Bank)	3.10	4/6/06	2,820,000	2,820,000
Port Authority of New York and New Jersey, Transportation Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.10	4/6/06	2,600,000	2,600,000
Putnam County Industrial Development Agency, Civic				

Facility Revenue (Cerebral Palsy) (LOC; Commerce Bank N.A.)	3.24	4/7/06	8,025,000 [a]	8,025,000
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Rensselaer Polytechic Institute Project)	3.17	4/7/06	3,200,000 [a]	3,200,000
Spencerport, GO Notes, BAN	4.44	3/1/07	1,495,000	1,508,215
Tobacco Settlement Financing Corporation of New York, Asset Backed Revenue (State Contingency Contract Secured)	3.96	6/1/06	2,500,000	2,504,337
Tompkins County Industrial Development Agency, Civic Facility Revenue (Tompkins Cortland Community College Foundation, Inc. Project) (LOC; HSBC Bank USA)	3.25	4/7/06	3,775,000 [a]	3,775,000
Triborough Bridge and Tunnel Authority, Revenue (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	3.15	4/7/06	3,500,000 [a]	3,500,000
Triborough Bridge and Tunnel Authority, Revenue, Refunding (Liquidity Facility; ABN-AMRO)	3.16	4/7/06	13,000,000 [a]	13,000,000
Troy Industrial Development Authority, Civic Facility Revenue (Rensselaer Polytechnic Institute)	3.17	4/7/06	6,750,000 [a]	6,750,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.24	4/7/06	5,000,000 [a,b]	5,000,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Northern Westchester Hospital Association Civic Facility) (LOC; Commerce Bank)	3.20	4/7/06	7,000,000 [a]	7,000,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset Backed Bonds (Liquidity Facility; Merrill Lynch)	3.23	4/7/06	4,905,000 [a,b]	4,905,000
U.S. Related--1.6%				
Puerto Rico Industrial Tourist Educational Medical and Enviromental Control Facility Financing Authority, Revenue (Brystol Myers Squibb Project)	3.21	4/7/06	4,400,000 [a]	4,400,000

Total Investments (cost $278,389,778)	**100.6%**	**278,389,778**
Liabilities, Less Cash and Receivables	**(.6%)**	**(1,582,547)**
Net Assets	**100.0%**	**276,807,231**

a   Securities payable on demand. Variable interest rate--subject to periodic change

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $27,510,000 or 9.9% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environment Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		